Exhibit 99.1

NYSE American: GPL | TSX: GPR

NEWS RELEASE

April 9, 2020 – For Immediate Release

Great Panther Announces First Quarter 2020 Production Results

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) announces its first quarter (“Q1”) 2020 production results for its Tucano Gold Mine (“Tucano”) in Brazil, and two Mexican mining operations: the Topia Mine (“Topia”) and the Guanajuato Mine Complex (“the GMC”), which includes the San Ignacio and Guanajuato mines.

First Quarter 2020 Highlights

▪	More than doubled consolidated gold equivalent production: Produced 35,000 consolidated gold equivalent ounces, a 134% increase compared to the first quarter of 2019(1), driven by a full 2020 quarter of Tucano mine production and operational improvements;

▪	Increased production in a seasonally lower quarter at Tucano: Produced 26,000 ounces of gold, a 12% increase relative to Tucano’s first quarter of 2019 benefitting from higher plant throughput as well as improved gold recoveries and in line with guidance contemplating increasing production through 2020;

▪	Significant increase in material movement at Tucano and rehabilitation of UCS initiated: Achieved a 47% increase in material mined at Tucano relative to the first quarter of 2019, benefitting from implemented operational improvements and favorable weather conditions. Tucano started pre-stripping activities at the Urucum Central South pit (“UCS”), which are ahead of schedule. Geotechnical drilling and studies will be initiated by May with targeted recovery of nearly 90,000 ounces from UCS in 2021;

▪	Production growth at the GMC: Production of 393,000 silver equivalent ounces resulted in an 11% increase relative to the first quarter of 2019, benefitting from higher throughput, silver grades, and recoveries;

▪	Strong response to COVID-19: Enacted comprehensive safety protocols and contingency plans across all operations, projects and offices, along with filing of these protocols with Brazilian government authorities. A temporary four-week suspension of operations, until April 30, 2020, was implemented in Mexico in compliance with the federal government’s directive in response to COVID-19. Production for the affected Mexican operations during the four-week period is estimated at about 2% of annual consolidated gold equivalent production; and

▪	Enhanced liquidity: Raised US$14 million of additional non-dilutive capital from Samsung and Banco Bradesco in Brazil in the first quarter, further strengthening a cash position of US$37 million at December 31, 2019.

(1)	Consolidated operational results reflect Tucano production for the period following the March 5, 2019 date of acquisition. During the remainder of Q1 2019, while owned and operated by Great Panther, Tucano produced 5,164 gold ounces.

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“We had a solid start to the year, achieving production growth supporting our 2020 annual guidance, completing a strong advance in stripping at Tucano which will benefit production later in 2020 and in 2021, and commencing our exploration programs,” stated Jeffrey Mason, Interim President & CEO. “We remain well positioned to deliver on our 2020 objectives while keeping our workforce and communities safe by proactively and collaboratively working with local, state and federal authorities in managing the ongoing challenges of COVID-19.”

There are no confirmed or suspected cases of COVID-19 across the Company's global mining operations, projects, and corporate offices.

It is noted that operational results are preliminary and subject to final adjustment. Final operational and financial results for Q1 2020 will be published with the Company's earnings results for the first quarter.

Consolidated Operational Results

Great Panther produced 34,725 gold equivalent ounces in the first quarter of 2020, including 28,940 ounces of gold and 374,917 ounces of silver. For 2020, the Company is changing its metal equivalency ratios to reflect an increase in the gold-to-silver ratio while still considering that the more significant recent rise is significantly higher than historic averages. Gold equivalent ounces for 2020 are calculated using a 1:90 gold to silver ratio, (2019 at 1:80) and ratios of 1:0.0006412 and 1:0.0007554 for the price per ounce of gold to price per pound of lead and zinc, respectively.

Consolidated Operational Results	Q1 2020	Q1 2019	Change	Q1 2020	Q4 2019	Change
Ore processed (tonnes)	880,162	263,821	234%	880,162	927,928	-5%
Gold equivalent production (ounces) (1,2,3)	34,725	14,860	134%	34,725	44,697	-22%
Gold production (ounces)	28,940	8,293	249%	28,940	37,088	-22%
Silver production (ounces)	374,917	338,431	11%	364,917	423,230	-11%

(1) Gold equivalent ounces for 2020 are calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006412 and 1:0.0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively.

(2) Gold equivalent ounces for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

(3) Consolidated operational results reflect Tucano production for the period following the March 5, 2019 date of acquisition.

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Tucano

Tucano Operational Results	Q1 2020	Q1 2019(1)	Change	Q1 2020	Q4 2019	Change
Total material mined (tonnes)	7,115,135	4,850,075	47%	7,115,135	5,857,185	21%
Total waste mined (tonnes)	6,804,081	4,293,277	58%	6,804,081	5,139,284	32%
Ore mined (tonnes)	310,597	481,550	-36%	310,597	715,346	-57%
Ore processed (tonnes milled)	811,197	747,200	9%	811,197	860,364	-6%
Au grade (g/t)	1.09	1.11	-1%	1.09	1.33	-18%
Au recovery (%)	91.69%	87.98%	4%	91.69%	92.80%	-1%
Gold production (ounces)	26,176	23,470	12%	26,176	34,181	-23%

(1) The Tucano operational results presented in the above table includes production for the full quarter of Q1 2019 including the period from January 1, 2019 to March 4, 2019, as reported by the previous owner of Tucano. From March 5, 2019 to Mar 31, 2019, Tucano, while owned and operated by Great Panther, produced 5,164 gold ounces.

Tucano produced 26,176 gold ounces in Q1 2020, an increase of 12% compared to the first quarter of 2019, inclusive of the period prior to the Company’s acquisition of Tucano. Gold production improved as a result of increased ore processing and higher recoveries. The decrease in Q1 2020 production relative to Q4 2019 is due to the rainy season in northern Brazil which seasonally impacts productivity in the first half of the year.

Tucano production in the first quarter was in line with the Company’s expectations and is expected to increase through the remainder of 2020. Production guidance for 2020 remains between 120,000 and 130,000 ounces of gold as announced in the Company’s news release dated March 30, 2020.

Relatively favorable weather conditions and operational improvements made at the mine enabled the advancement of pre-stripping activities resulting in a 47% increase in total material mined compared to the first quarter of 2019, including diggable material unloaded from the UCS west wall area. Continued remedial unloading work at UCS and benching involving drilling and blasting is expected to start in the third quarter contingent on favorable results from five geotechnical core holes to be drilled commencing in May 2020.

Mining activities continue uninterrupted at Tucano at this time as the state of Amapá in Brazil has not introduced any measures to restrict mining activities in response to COVID-19, while the reported infections in the state remain very low and concentrated in the state capital. The Company has implemented numerous health and safety measures to protect against the spread of the virus, working closely with local health and labor authorities to protect its people and local communities. The Company continues to monitor the situation closely in order to be in a state of preparedness.

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Mexico Mine Operations

The Company’s Mexican operations produced 8,549 gold equivalent ounces in Q1 2020 or approximately 769,000 silver equivalent ounces.

Subsequent to the end of the quarter, the Company suspended mining and processing at both of its Mexican operations until April 30, 2020, following a directive of the Mexican Federal Government to mitigate the spread of COVID-19. Production for the affected operations during this four-week period is estimated at about 2% of consolidated annual 2020 gold equivalent production.

Topia Mine

Topia Operational Results	Q1 2020	Q1 2019	Change	Q1 2020	Q4 2019	Change
Ore processed (tonnes)	19,359	20,232	-4%	19,359	18,854	3%
Ag grade (g/t)	357	336	6%	357	424	-16%
Au grade (g/t)	0.82	1.09	-25%	0.82	0.81	1%
Ag recovery (%)	92.3%	93.3%	-1%	92.3%	94.4%	-2%
Au recovery (%)	55.2%	53.4%	4%	55.2%	54.2%	2%
Silver equivalent production (ounces) (1,2)	376,303	420,926	-11%	376,303	449,621	-16%
Silver production (ounces)	205,184	203,579	1%	205,184	242,776	-15%
Gold production (ounces)	282	380	-26%	282	267	6%
Lead production (tonnes)	401	481	-17%	401	487	-18%
Zinc production (tonnes)	632	662	-5%	632	650	-3%

(1) Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.05770651 and 1:0.06798419 for the price/ounce of silver to price/pound of lead and zinc, respectively.

(2) Silver equivalent ounces for 2019 were calculated using an 80:1 Ag:Au ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

Topia produced 376,303 silver equivalent ounces in Q1 2020, a decrease of 11% compared to the same period in 2019. The decrease in production is attributed to lower tonnage processed, lower gold grades and silver recoveries and the change in metal equivalency ratios, partly offset by higher silver grades and gold recoveries.

As previously disclosed on March 9, 2020, during the first quarter the Company announced it had ceased depositing tailings on its Topia Mine Phase II tailings storage facility (“TSF”) following the recommendation from the Company’s independent tailings management and geotechnical consultants. As noted in the Company’s news release dated March 30, 2020, processing operations at Topia were scheduled to cease after April 2020, pending achievement of satisfactory mitigation measures for the Phase II TSF or completion of the permitting for the Phase III TSF.

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During the ongoing suspension of non-essential activities due to COVID-19, the Company is continuing discussions with geotechnical and tailings management consultants regarding ongoing observations and assessments, while continuing to monitor conditions at the Phase II TSF. Alternatives to minimize any further suspension of processing activities once the current stoppage ends on April 30, per current government guidance, will continue to be evaluated. These alternatives include recommencement of tailings deposition at the Phase II TSF (if satisfactory mitigation measures can be achieved), and normal course permitting for the Phase III TSF, which is at an advanced stage. In addition, during the suspension period, only essential personnel will be on the GMC and Topia sites, while some administrative and technical staff will work from home.

Guanajuato Mine Complex

GMC Operational Summary	Q1 2020	Q1 2019	Change	Q1 2020	Q4 2019	Change
Ore processed (tonnes)	49,607	49,422	0%	49,607	48,710	2%
Ag grade (g/t)	125	102	22%	125	136	-8%
Au grade (g/t)	1.85	2.07	-10%	1.85	2.00	-7%
Ag recovery (%)	85.4%	83.3%	2%	85.4%	84.4%	1%
Au recovery (%)	84.1%	83.7%	0%	84.1%	84.1%	0%
Silver equivalent production (ounces) (1,2)	393,126	354,756	11%	393,126	391,637	0%
Silver production (ounces)	169,734	134,852	26%	169,734	180,454	-6%
Gold production (ounces)	2,482	2,749	-10%	2,482	2,640	-6%

(1) Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio.

(2) Silver equivalent ounces for 2019 were calculated using an 80:1 Ag:Au ratio

GMC’s silver equivalent production increased 11% in the first quarter of 2020 compared to the first quarter of 2019. This was due to higher silver grades, higher silver and gold recoveries, and the change in metal equivalency ratios.

Coricancha

The Company continues to evaluate the timeline and conditions for a potential re-start of the Coricancha Mine. In the first quarter of 2020, the Company undertook a limited mining and mill processing campaign of approximately 25,000 tonnes; however, these activities have been temporarily suspended in accordance with the Peruvian government-mandated restrictions until April 13, 2020. Coricancha is not material to the Company’s operations.

The technical information contained in this news release has been reviewed and approved by Neil Hepworth, Chartered Engineer UK, Chief Operating Officer, a Qualified Person for the purposes of National Instrument 43-101.

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ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther’s operations include the Tucano Gold Mine in Brazil, and the Topia Mine and Guanajuato Mine Complex, comprising the San Ignacio and Guanajuato mines, in Mexico. It also owns the Coricancha Mine in Peru, which is currently on care and maintenance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the Company’s production guidance and ability to meet its production guidance for Tucano, the Company's ability to meet its 2020 plans and objectives, the duration of the temporary suspension of activities at the Company’s Mexican and Peruvian operations, and other potential COVID-19 related operations suspension(s), if any, the recovery of the UCS pit and plans and expectations for the rehabilitation of UCS, and the timing or ability to restart operations for the Coricancha Mine.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, potential further COVID-19 related disruptions and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2019 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

David Wiens, CFA

VP, Corporate Finance & Treasury

Toll free:    1 888 355 1766

Tel:             +1 604 608 1766

dwiens@greatpanther.com

www.greatpanther.com

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